Filed by Ares Multi-Strategy Credit Fund, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Investment Company Act File No. 811-22812

ARES MULTI-STRATEGY CREDIT FUND, INC. DECLARES MONTHLY DISTRIBUTION OF $0.1525 PER SHARE

NEW YORK—July 13, 2015—Ares Multi-Strategy Credit Fund, Inc. (the “Fund”) (NYSE: ARMF) announced the declaration of the monthly distribution of the Fund for the period ending July 31, 2015 of $0.1525 per common share, payable as noted below.

Ex-Dates:	July 21, 2015
Record Dates:	July 23, 2015
Payable Dates:	July 31, 2015
Per Share Amount:	$0.1525

Based on the Fund’s initial public offering price of $25.00 per share and current share price of $18.86 (as of its close on July 9, 2015), the distribution represents an annualized distribution rate of 7.32% and 9.70%, respectively (calculated by annualizing the distribution amount and dividing it by the IPO share price or current price, as the case may be). Information regarding the distribution rate is included for informational purposes only and is not necessarily indicative of future results, the achievement of which cannot be assured. The distribution rate should not be considered the yield or total return on an investment in the Fund.

The timing and amount of future distributions, if any, are at the discretion of the Fund. The Fund expects to resume its prior practice of issuing regular dividend declarations  three months in advance pending the completion or termination of the process surrounding the proposed reorganization of the Fund into Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”), whereby ARDC would acquire all of the assets and assume the stated liabilities of the Fund in exchange for newly issued shares of ARDC, with ARDC being the surviving fund (the “Reorganization”), as described in the Joint Proxy Statement/Prospectus for the joint special meeting of stockholders of the Fund and ARDC (the “Special Meeting”) to be held on July 14, 2015.  Stockholders of record as of the close of business on May 22, 2015 are entitled to vote at the Special Meeting or any adjournment, postponement or delay thereof. The consummation of the Reorganization is contingent on the approval by ARDC stockholders of other proposals relating to amendments to certain of ARDC’s fundamental investment restrictions and 80% investment policy as described in the Joint Proxy Statement/Prospectus.

As required by Section 19(a) of the Investment Company Act of 1940, a notice will be distributed to the Fund’s stockholders in the event that a portion of a monthly distribution is derived from sources other than undistributed net investment income, such as from short-term capital gain, long-term capital gain, or return of capital. Such notices will also be posted on the Fund’s website at www.arespublicfunds.com.

The amounts and sources of distributions reported are only estimates and are not provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment performance during the remainder of its fiscal year and may be subject to change based on tax regulations. The final determination of the source of these distributions will be made after the Fund’s fiscal year end.  If necessary, the Fund will pay an adjusting distribution in December that includes any additional income and net realized capital gains in excess of the monthly distributions for that year to satisfy the minimum distribution requirements of the Internal Revenue Code. In January or February of each year, investors will be sent a Form 1099 DIV for the previous calendar year that will define how to report these distributions for federal income tax purposes.

About Ares Multi-Strategy Credit Fund, Inc.

Ares Multi-Strategy Credit Fund, Inc. (“ARMF”) is a non-diversified, closed-end management company that is externally managed by Ares Capital Management II LLC, a subsidiary of Ares Management, L.P. ARMF seeks to provide an attractive risk-adjusted level of total return, primarily through current income and, secondarily, through capital appreciation. ARMF invests in a broad, dynamically managed portfolio of credit investments. There can be no assurance that ARMF will achieve its investment objective. ARMF’s net asset value may be accessed through its NASDAQ ticker symbol, XAMFX. Additional information is available at www.arespublicfunds.com.

About Ares Management, L.P.

Ares Management, L.P. (NYSE: ARES) is a leading global alternative asset manager with approximately $87 billion(i) of assets under management and more than 15 offices in the United States, Europe and Asia as of March 31, 2015.  Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns throughout market cycles. Ares believes each of its four distinct but complementary investment groups in Tradable Credit, Direct Lending, Private Equity and Real Estate is a market leader based on assets under management and investment performance. Ares was built upon the fundamental principle that each group benefits from being part of the greater whole.

Additional Information about the Reorganization and Where to Find It

This press release is not intended to, and does not constitute, an offer to purchase or sell shares of ARMF or ARDC nor is this press release intended to solicit a proxy from any stockholder of any of ARMF or ARDC. The solicitation of proxies to effect the Reorganization and changes to ARDC’s investment restrictions and policies will only be made by the definitive Joint Proxy Statement/Prospectus for the Special Meeting, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on June 15, 2015.

ARMF, ARDC and their respective directors, officers and employees, and Ares Capital Management II LLC (the “Adviser”) and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganization and the separate proposals relating to ARDC. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests of the funds’ respective directors, officers and employees, and the Adviser and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus which has been filed with the SEC.

INVESTORS AND SECURITY HOLDERS OF ARMF AND ARDC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND THE SEPARATE PROPOSALS RELATING TO ARDC. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF ARMF AND ARDC.

The Joint Proxy Statement/Prospectus does not constitute an offer to buy or sell securities in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to D.F. King & Co., Inc., the funds’ proxy solicitor, at (866) 796-7186.

Forward-Looking Statements

Statements included herein may constitute “forward-looking statements” within the meaning of the U.S. securities laws, and may relate to future events or our future performance or financial condition. These statements are not guarantees of future performance, condition or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in our filings with the Securities and Exchange Commission and others beyond the Fund’s control. Ares Multi-Strategy Credit Fund, Inc. undertakes no duty to update any forward-looking statements made herein.

This document is not an offer to sell securities and is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted.  An investor should consider the Fund’s investment objective, risks, charges and expenses carefully before investing.

Ares Multi-Strategy Credit Fund is a closed-end fund, which does not engage in a continuous offering of its shares. Since its initial public offering, the Fund has traded on the New York Stock Exchange under the symbol ARMF. Investors wishing to purchase or sell shares may do so by placing orders through a broker dealer or other intermediary.

Contact

Mendel Communications

Bill Mendel

bill@mendelcommunications.com

(212) 397-1030

or

Destra Capital Investments

ARMF@destracapital.com

(877) 855-3434

www.arespublicfunds.com

(i)  As of March 31, 2015,  AUM amounts include capital available to vehicles managed or co-managed by Ares, including funds managed by Ivy Hill Asset Management, L.P.